Filed by Bird Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Switchback II Corporation

Commission File No.: 001-39863

Date: May 12, 2021

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“the SEC”). The Form S-4 will include a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in the Form S-4, when filed. Switchback II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.